Exhibit 1.01

NETSCOUT SYSTEMS, INC.

Conflict Minerals Report

For the Reporting Period from January 1, 2021 to December 31, 2021

Introduction

This Conflict Minerals Report (“Report”) of NetScout Systems, Inc. (“NETSCOUT” or the “Company”) has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934 for the reporting period January 1, 2021 to December 31, 2021 (the “Reporting Period”).

The Rule requires certain disclosures from public companies that manufacture (or contract to manufacture) products containing certain minerals that are necessary to the functionality or production of their products. These minerals are tin, tungsten, tantalum and gold (“Conflict Minerals”). The Rule focuses on Conflict Minerals from the Democratic Republic of Congo (“DRC”) and nine adjoining countries (together, the “Covered Countries”). If, after conducting a good faith reasonable country-of-origin inquiry (“RCOI”), an issuer has reason to believe that any of the Conflict Minerals in its products may have originated in the Covered Countries, or if it is unable to determine the country of origin of those Conflict Minerals, then the issuer must perform due diligence on the Conflict Minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

This Report relates to the process undertaken for the Company’s products: (i) for which Conflict Minerals are necessary to their functionality or production; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2021. NETSCOUT assures digital business services against disruptions in availability, performance, and security. Our market and technology leadership stems from combining our patented smart data technology with smart analytics. We provide real-time, pervasive visibility, and insights customers need to accelerate and secure their digital transformation. Our approach transforms the way organizations plan, deliver, integrate, test, and deploy services and applications. All of the Company’s hardware products, including our nGenius service assurance products, Omnis™ cybersecurity products, and Arbor security and DDoS products, are “in scope” for the purposes of the Reporting Period and are referred to in this Report collectively as the “Covered Products.”

Executive Summary

NETSCOUT performed a RCOI on suppliers believed to provide the Company with materials or components containing Conflict Minerals necessary to the functionality or production of NETSCOUT’s products. As a result of its RCOI and due diligence measures, the Company has identified 417 smelters and refiners as potentially processing the Conflict Minerals provided by its suppliers. The Company’s due diligence review indicated that 290 of these smelters or refiners have been audited under, and are recognized as “conformant” with, the Responsible Minerals Assurance Process assessment protocols (RMAP) of the Responsible Minerals Initiative (RMI), with an additional 38 pursuing their RMAP assessment. From the responses received, the Company identified four (4) smelters or refiners that potentially pose a high risk. For these four smelters or refiners the Company has requested that the relevant suppliers implement risk mitigation actions, which may include removing these smelters from their supply chain.

Design of RCOI and Due Diligence

The Company’s RCOI and due diligence measures have been designed to conform, in all material respects, to the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Due Diligence Guidance”), consistent with the Company’s position as a downstream company.

Set forth below is a description of the processes followed by the Company in conducting its RCOI and due diligence.

Step 1 – Establish Strong Company Management Systems

Step 1 of the OECD Due Diligence Guidance provides that companies should establish management systems to support execution of their conflict minerals programs. The Company’s management system includes the following elements:

•	Step 1A—Adopt, and clearly communicate to suppliers and the public, a company policy for the supply chain of minerals originating from conflict-affected and high-risk areas.

The Company has established and implemented a Policy on Conflict Minerals (the “Company Policy”) in the Company’s supply chain.

This Company Policy is publicly available via the Company’s website at http://www.netscout.com/company/about-netscout/corporate-responsibility/conflict-minerals/.

The Company Policy is communicated directly to our tier 1 direct suppliers as part of the Company’s supplier qualification process.

•	Step 1B—Structure internal management to support supply chain due diligence.

The Company has established and maintains an internal, cross-functional team to support supply chain due diligence.

The Company has appointed to the team a member of the senior staff that it believes has the necessary competence, knowledge, and experience to oversee supply chain due diligence.

The Company has applied the resources that it believes are necessary to support the operation and monitoring of these processes, including internal resources and external consulting support. The Company utilized a third-party service provider, ComplianceXL (the “Provider”), to assist in supplier outreach and in due diligence procedures.

The team periodically communicates the status of its efforts to senior management.

•	Step 1C—Establish a system of transparency, information collection and control over the supply chain.

The Company implemented a process to collect and retain required supplier and smelter RCOI and due diligence data to support the Company’s Conflict Minerals inquiry and reporting. Details on the Company’s supply chain data gathering are included in the RCOI and Due Diligence sections of this Report.

•	Step 1D—Strengthen company engagement with suppliers.

The Company directly engaged suppliers during the RCOI process via email.

The Company reviewed supplier responses as part of the RCOI process and due diligence.

The Company has added requirements for conflict minerals compliance to new supplier contracts and the Company’s supplier code of conduct.

The Company implemented a plan to improve the quantity and quality of supplier and smelter/refiner responses year-over-year.

•	Step 1E—Establish a company and/or mine level grievance mechanism.

The Company’s ethics violations reporting system allows employees and third parties to raise, confidentially, concerns with any violations of the Company Policy.

Step 2 – Identify and Assess Risk in the Supply Chain

Reasonable Country of Origin Inquiry (RCOI)

The Company has conducted a good faith reasonable country of origin inquiry regarding its Conflict Minerals. This good faith RCOI was reasonably designed to determine whether any of the Conflict Minerals that were necessary to the functionality or production of its products originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company designed its RCOI process to conform, in all material respects, to the OECD Due Diligence Guidance, consistent with the Company’s position as a downstream company.

To identify suppliers and smelters and refiners in its Conflict Minerals supply chain, the Company performed the following activities:

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reviewed the assemblies and products that we manufactured or contracted to manufacture for customers during the Reporting Period and identified suppliers that supply components or products, or engage in manufacturing activities, that are likely to contain one or more of the Conflict Minerals.

•	removed from the list of suppliers all service providers, indirect materials suppliers, and inactive suppliers that did not supply goods to the Company during the Reporting Period.

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the Provider contacted each supplier and requested that it complete the industry standard Conflict Minerals Reporting Template (“CMRT”) developed by the RMI, including smelter and refiner information. The Company received current, completed CMRT forms from 85% of the suppliers contacted;

•	the Provider reviewed supplier responses for accuracy and completeness;

•	the Provider followed up with all unresponsive suppliers through email communication;

•	the Provider amalgamated all supplier-identified smelters and refiners into a single list of unique smelters and refiners with a unique Smelter ID given to the entity by RMI; and

•	reviewed the final smelter and refiner list.

The Company’s suppliers that responded to its inquiry identified 417 unique smelters and refiners that were potentially in the Company’s supply chain.

Nearly all the CMRTs completed by the Company’s suppliers included data only at the company level (with information applicable to all of the components and materials furnished by the respective suppliers) and did not specify which smelters or refiners or countries of origin were the source of necessary Conflict Minerals in the particular parts actually furnished to the Company. In other words, almost none of the Company’s suppliers represented to the Company that Conflict Minerals from the smelters and refiners they listed in their CMRTs had actually been included in the particular parts or types of parts they supplied to the Company. As a result, the Company could not reasonably identify which smelters or refiners were used for processing the Conflict Minerals in the particular parts supplied for use in the Covered Products.

Due Diligence

The Company’s Due Diligence Process

The Company’s supply chain with respect to its products is complex, and its manufacturing process is significantly removed from the mining, smelting and refining of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners, and there are many parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of the Conflict Minerals. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals and, therefore, has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain. However, tracing these minerals to their sources is a challenge that requires the Company to rely on its suppliers in its efforts to achieve supply chain transparency, including obtaining information regarding the origin of the Conflict Minerals. The information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. In addition, because of the Company’s location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, its ability to verify the accuracy of information reported by suppliers is limited.

Description of Due Diligence Measures Performed

The Company’s due diligence measures performed with respect to the Covered Products included the following:

Smelter/Refiner RCOI and Due Diligence

To conduct its smelter/refiner RCOI and due diligence, the Company engaged the Provider to assist in supplier outreach and our due diligence procedures, and relied on the results of industry-driven programs for the conduct of smelter/refiner audits, assessments and spot checks. The Company’s smelter/refiner RCOI and due diligence processes were designed, consistent with the Company’s position as a downstream company.

The Provider verified whether the metals processors identified by each supplier on its CMRT are actually smelters, refiners, or recyclers of conflict minerals (“legitimate smelters or refiners”) by comparing the facilities reported by suppliers to the RMI’s Standard Smelter List. The Provider also researched and reviewed mine information for all verified smelters or refiners in an effort to determine the country of origin of the minerals processed.

The Company sought to understand the risk levels associated with conflict minerals in the supply chain. A smelter’s or refiner’s overall risk is based on various factors, including whether the smelter has been identified as “valid” and has an associated Smelter Identification Number (under the RMI, this is known as a CID), as well as the smelter’s geographic location, including its proximity to the Covered Countries and any credible evidence of unethical or conflict sourcing.

The Provider assessed supplier risk based on its determination of the likelihood that a supplier provided conflict minerals to the Company that may have originated from sources that are not conflict free, considering the smelters or refiners declared by that supplier on its CMRT.

Step 3 — Design and Implement a Strategy to Respond to Identified Risks

Where the Company identified suppliers whom we had reason to believe may be sourcing conflict minerals originating from a smelter or refiner in the Covered Countries that has not been audited and recognized as conformant with the RMAP protocols, the Company communicated the risk to a designated member of senior management (OECD Step 3A) and sought to mitigate risks associated with these smelters and refiners as described below.

The Provider followed up with any supplier that did not submit a valid response to the request for a CMRT and encouraged them to provide complete and accurate data via the CMRT. As stated in the Company’s Conflict Minerals Policy and its Vendor Code of Conduct, suppliers are required to exercise due diligence on the source and chain of custody of Conflict Minerals and make their due diligence measures available to the Company upon request.

Based on the smelter or refiner risk criteria noted above, facilities were identified as high risk smelters – smelters or refiners that were reported on a CMRT by one or more of the suppliers surveyed, were not recognized as conformant with the RMAP protocols, and were known to be sourcing, or that the Company had reason to believe may be sourcing, from the Covered Countries.

The Company’s risk mitigation efforts were reported by its internal Conflict Minerals team to the Company’s management in accordance with Step 3A of the OECD Due Diligence Guidance. The Company’s risk mitigation process included the following activities:

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through the Provider, verifying with the relevant suppliers whether Conflict Minerals from these high risk smelters were actually in the Company’s supply chain for the Covered Products the manufacture of which was completed in the Reporting Period; and

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through the Provider, instructing the relevant suppliers to take risk mitigation actions, which may include the submission of a product-specific CMRT to better identify the connection to products that they supply to the Company, escalating up to removal of the high risk smelters from their supply chain.

Step 4—Carry Out Independent Third-Party Audit of Supply Chain

The Company does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain. As an alternative, the Company has relied upon information collected and provided by independent third-party audit programs, such as the RMAP.

Step 5—Report Annually on Supply Chain Due Diligence

The Company expects to report annually, as required by the Rule, and has posted this Report on its website.

Due Diligence Results

As a result of the due diligence measures described above, the Company has identified 417 smelters and refiners as potentially processing the Conflict Minerals provided by its suppliers. Of the 417 smelters and refiners, 290 were identified as RMAP conformant, with an additional 38 pursuing their RMAP assessment.

From the responses received, the Company identified four (4) smelters or refiners that potentially pose a high risk. These risks stem from location of the facilities, RMAP audit status, and credible evidence of unethical or conflict sourcing. The Company has not been able to determine whether any of these smelters are financing conflict in the Covered Countries. The Company will continue to work with its suppliers to determine if these smelters or refiners can be directly linked to the parts supplied for use in the Company’s Covered Products. These high risk smelters or refiners were:

•	African Gold Refinery Limited (AGR) – CID003185

•	Kaloti Precious Metals—CID002563

•	Fidelity Printers and Refiners—CID002515

•	Sudan Gold Refinery—CID002567

The Company is a downstream company and does not do business directly with any smelters or refiners. The list of smelters and refiners was generated based on information received from our suppliers. Nearly all the CMRTs received by the Company have included data only at the suppliers’ company level (with information applicable to all of the parts furnished by the respective supplier to all customers) and do not specify which smelters or refiners were the source of Conflict Minerals in the particular parts supplied to the Company. As a result, the Company could not reliably identify the smelters or refiners used for processing the Conflict Minerals actually included in the particular parts supplied for use in the Company’s Covered Products. Therefore, the Company does not have sufficient information with respect to its products to conclusively determine the country of origin of all of the Conflict Minerals in the Covered Products in the Reporting Period.

Steps to Continuously Improve Due Diligence

The Company is taking and expects to continue to take the following steps to improve the due diligence conducted to further mitigate risk that the Conflict Minerals in the Company’s products could directly or indirectly benefit or finance armed groups in the Covered Countries:

a.	Including a conflict minerals clause in all new and renewing supplier contracts;

b.	Continuing to drive the Company’s suppliers to obtain current, accurate and complete information, including in particular, product-level information, about the smelters in their supply chains;

c.	Encouraging suppliers to implement responsible sourcing, including encouraging their smelters and refiners to submit to audits by and to become conformant with the RMAP assessment protocols;

d.	Following up in 2022 on refiners requiring risk mitigation, including verification that the refiners that the Company sought to have removed from its supply chain were removed.

Cautionary Note on Forward-Looking Statements

Forward-looking statements in this Report are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this Report that are not strictly historical statements, including without limitation, the Company’s intentions and expectations regarding further supplier engagement, due diligence and risk mitigation efforts and strategy, constitute forward-looking statements that involve risks and uncertainties. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” variations of these words, and similar expressions are intended to identify such forward-looking statements. Actual results could differ materially from the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others.